UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:          3235-0104
                          Expires:    September 30, 1998
                          Estimated average burden
                          hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

FedEx Corporation
--------------------------------------------------------------------------------
     (Last)                         (First)                      (Middle)

942 South Shady Grove Road
--------------------------------------------------------------------------------
                                   (Street)

Memphis                            Tennessee                          38120
--------------------------------------------------------------------------------
     (City)                         (State)                           (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)

              11/12/2000
--------------------------------------------------------------------------------

3.   IRS or Social Security Number of Reporting Person (Voluntary)

--------------------------------------------------------------------------------

4.   Issuer Name and Ticker or Trading Symbol

     American Freightways Corporation (AFWY)
--------------------------------------------------------------------------------

5.   Relationship of Reporting Person to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

-------------------------------------------------------------------------------

6.   If Amendment, Date of Original (Month/Day/Year)

--------------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

  X Form filed by One Reporting Person
----

    Form filed by More than One Reporting Person
----


             Table I Non-Derivative Securities Beneficially Owned


1.   Title of Security        2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                  Beneficially Owned          Form: Direct           Beneficial Ownership
                                 (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                             (I)(Instr. 5)
--------------------------------------------------------------------------------------------------------------
Common Stock                    5 shares*                         D*                *





Reminder: Report on a separate line for each class of securities beneficially
          owned directly or indirectly.                                                                                       (Over)
* If the form is filed by more than one reporting person, see Instruction                                            SEC 1473 (7-96)
   5(b)(v).

               Table II Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative       2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)          and Expiration                 Securities Underlying      sion or       ship         of In-
                                  Date (Month/Day/ Year)         Derivative Securities      Exercise      Form of      direct
                                  -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                  Date           Expira-       -------------------------    Derivative    ative        ficial
                                  Exer-          tion             Title           Amount    Security      Security:    Owner-
                                  cisable        Date                             or                      Direct       ship
                                                                                  Number                  (D) or      (Instr.
                                                                                  of                      Indirect     5)
                                                                                  Shares                  (I)
                                                                                                          (Instr.
                                                                                                          5)
-----------------------------------------------------------------------------------------------------------------------------------
None.




Explanation of Responses:

* FedEx Corporation has also entered into an Irrevocable Proxy and Voting
Agreement, dated as of November 12, 2000, with F.S. Garrison, T. Garrison,
W. Garrison and certain other members of the Garrison Family (the
"Garrison Family") pursuant to which the Garrison Family has agreed to vote its shares of common stock of American Freightways Corporation (the
"Issuer") in favor of the proposed merger between the Issuer and a subsidiary of FedEx Corporation. In addition, the Garrison Family has agreed not to sell any of its shares of Issuer common stock except, subject to certain limitations and under certain conditions, in the tender offer by FedEx Corporation for up to 50.1% of the outstanding common stock of the Issuer. The number of shares of common stock of the Issuer subject to the Voting Agreement is 12,179,540.


FEDEX CORPORATION


 /s/ Kenneth R. Masterson
------------------------------
Signature of Reporting Person
Name:   Kenneth R. Masterson
Title: Executive Vice President,
General Counsel and Secretary




 November 27, 2000
--------------------
       Date


------------------

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays                                                   Page 2
a currently valid OMB Number.                                                                                        SEC 1473 (7-96)

